                                                                       EXHIBIT 4

                              SECTION 16 AGREEMENT

January 2, 2004

The Limited Partners of FRC-WPP NRP Investment L.P. and the Members of FRC-WPP GP LLC

         This letter sets forth certain understandings between and among the undersigned (for itself and in its capacity as general partner of the Partnership, as defined below) and (i) the limited partners of FRC-WPP NRP Investment L.P., a Delaware limited partnership (the "Partnership") and (ii) the members of FRC-WPP GP LLC, a Delaware limited liability company (the "Company"), in each case with respect to the purchase or acquisition of equity securities of Natural Resource Partners L.P., a Delaware limited partnership ("NRP") during a "Section 16 Black Out Period", as defined below. For purposes of this agreement, a Section 16 Black Out Period shall mean one or more periods beginning on the date five business days after the general partner of the Partnership (the "General Partner") or the board of managers of the Company (the "Board"), as the case may be, delivers notice to the limited partners of the Partnership (the "Limited Partners") or the members of the Company (the "Members"), as the case may be, of a Section 16 Black Out Period, and ending six months and one day following the date of the next sale by the Partnership of any subordinated units representing limited partner interests of NRP ("Subordinated Units"). Section 16 Black Out Periods may run contemporaneously with one another.

         The partners of the Partnership hereby agree that no Limited Partner or any Affiliate (as such term is used in the Partnership Agreement, as defined below) of any Limited Partner will purchase or acquire any "equity security" (as defined under Rule 16a-1(d) under the Securities Act) (an "Equity Security") of NRP during any Section 16 Black Out Period unless such party delivers at least 10 business days' prior notice to the General Partner, and the General Partner determines in its reasonable discretion that such purchase or acquisition or acquisition would not result in any liability to the Partnership or its Limited Partners in the event the Partnership sells any equity security of NRP during the Section 16 Black Out Period. Each Limited Partner will ensure that no transaction by its Affiliates will result in a violation of this paragraph.

         The Company and its Members hereby agree that no Member or any Affiliate (as such term is used in the Company's Operating Agreement, as defined below) of any Member will purchase or acquire any Equity Security of NRP during any Section 16 Black Out Period unless such party delivers at least 10 business days' prior notice to each representative on the Board of Managers, and the Board of Managers determines in its reasonable discretion that such purchase or acquisition would not result in any liability to the Partnership or its partners, or the Company or its Members in the event the Partnership sells any Equity Security of NRP during the Section 16 Black Out Period. Each Member will ensure that no transaction by its Affiliates will result in a violation of this paragraph.